UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35447 / January 14, 2025

In the Matter of

KURV ETF TRUST
KURV INVESTMENT MANAGEMENT LLC

1 Letterman Drive, Building C, Suite 3-500
San Francisco, CA 94129

(812-15590)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Kurv ETF Trust and Kurv Investment Management LLC filed an application on June 20, 2024,
and an amendment to the application on September 17, 2024, requesting an order under section
6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section
15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to
enter into and materially amend subadvisory agreements without shareholder approval and also
grants relief from certain disclosure requirements

On December 19, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35426). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Kurv ETF Trust and Kurv Investment Management LLC (File No. 812-15590) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.